Follow-Up Materials



06012563

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME City e-Solutions Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

FILE NO. 82- 3067 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/17/06

File No.82-3667

12-31-05
AR/S

City e-Solutions Limited

ANNUAL REPORT 2005


ces.

mission statement to create value for businesses by being a premier solutions provider, through leveraging our domain expertise, capital base and technology.

contents

financial highlights / 1
chairman's statement / 2
corporate information / 4

01
products and services / 5
richfield hospitality services / 6
sceptre hospitality resources / 7
shield / 8
source / 8

02
financial review / 9
group performance / 10
financial position / 11
cash flow and borrowings / 11
treasury activities / 11
directors and employees / 11
financial statistics summary / 12
corporate governance / 14

03
audited accounts / 19
directors' report / 20
auditors' report / 32
consolidated profit and loss account / 33
balance sheets / 34
consolidated statement of changes in equity / 35
consolidated cash flow statement / 36
notes to the financial statements / 38

financial highlights

HK$'000	2005	2004
Total assets	642,418	647,525
Total share capital and reserves	589,781	596,164
Profit attributable to equity shareholders of the company	5,392	26,519
Profit before taxation	7,370	27,354
Turnover	84,518	72,147

Net tangible assets per share (HK$)	$1.54	$1.55
Earnings per share (HK cents)	1.41 cents	6.92 cents



chairman's statement

On behalf of the Board of Directors, I am pleased to present the Group's results for the financial year ended 31 December 2005 ("FY2005").

The Group, through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), has most of its activities in the United States. The hospitality industry in the US has remained robust with continued strong rebound in demand compared over the past few years. Many of our client hotels are performing well with their revenues and operating profits for 2005 exceeding prior year. This improvement in business environment has benefited SWAN's hotel management business unit, Richfield, as its fee income is aligned to revenue and profits of its hotel customers.

In the year under review, the Group recorded a turnover of HK$84.5 million comprising mainly revenue contribution of HK$64.1 million from SWAN and investment related income of HK$20.4 million. The Group achieved growth of 17.1% in its turnover in 2005 over 2004 mainly due to higher interests received and fee income from SWAN.

The Group's total investment income increased by 110.0% from previous year to HK$20.9 million from HK$9.9 million. In line with the higher prevailing interest rates during the year under review, interest income increased to HK$15.4 million, up 156.1% from HK$6.0 million received in the previous year. On the other hand, the Company recorded a net other expense of HK$11.8 million, a decline of HK$37.7 million, compared to net other income of HK$25.9 million recorded in the previous year. This decline is mainly attributed to unrealized losses arising from remeasuring the Group's investment securities at fair value as at financial year end as well as unfavourable exchange translation losses.

For 2005 as a whole, the Group recorded a net profit attributable to its equity shareholders of the Company of HK$5.4 million, representing a decline of 79.7% from the previous year's of HK$26.5 million.

SWAN continued to focus its business development efforts on Richfield (hotel management services) and Sceptre (electronic reservation and revenue management services) in 2005. During the year in review, Richfield was successful in signing several new contracts to manage upscale larger hotels that will generate higher annual fees. As announced on 8 August 2005, the 14 hotels in US owned by Millennium & Copthorne Hotels plc ("M&C"), ceased procuring hotel reservation services from Sceptre in 4th quarter of 2005. M&C is a subsidiary of City Developments Limited, a substantial shareholder of the Company. Excluding the 14 M&C hotels, Sceptre as at year end is providing services to more than 150 properties. Sceptre will

chairman's statement

be stepping up its business development efforts to replace this loss of revenue stream.

Basic earnings per share for the year under review was HK1.41 cents calculated on 383,125,524 ordinary shares in issue during the year. The Group's Net Tangible Assets (net assets less intangible assets and minority interests) backing per share as at 31 December 2005 decreased marginally to HK$1.54 from HK$1.55 as at the end of the previous financial year end. The Board proposed a final dividend of HK3 cents per share for the year under review.

PROSPECTS

Despite the uncertainty over the price of crude oil and the pace of interest rate increases, the United States economy is expected to continue to grow steadily in 2006. Consequently, the hospitality industry in the US is projected to record another year of healthy growth in 2006. Therefore, SWAN's business units should benefit from the improving economy and industry in the coming year. We will continue to adopt a prudent approach in managing the businesses by ensuring costs are kept in line with the level of business activities. Richfield is working on many potential contracts and is optimistic of converting some of these into multi-year contracts in 2006.

With the retention of our significant cash resources, the Group will be able to capitalize on any good investment opportunities that arise in 2006. We intend to be more active in evaluating opportunities to take advantage of the current favourable global economic environment. Barring unforeseen circumstances, the Group's performance in respect of its current hospitality related operations should remain profitable in 2006.

On behalf of the Board of Directors, I would like to thank our customers, business partners, shareholders, management and staff for their continued support during this past year.

Kwek Leng Beng
Chairman
23 February 2006

corporate information

Chairman and Managing Director
Kwek Leng Beng

Chief Executive Officer and Executive Director
Vincent Yeo Wee Eng

Executive Directors
Kwek Leng Joo
Kwek Leng Peck
Gan Khai Choon
Lawrence Yip Wai Lam

Directors
Wong Hong Ren
Hon. Chan Bernard Charnwut
Dr. Lo Ka Shui
Lee Jackson @ Li Chik Sin
Teoh Teik Kee

Audit Committee
Lee Jackson @ Li Chik Sin
Hon. Chan Bernard Charnwut
Teoh Teik Kee

Remuneration Committee
Teoh Teik Kee
Lee Jackson @ Li Chik Sin
Vincent Yeo Wee Eng

Normination Committee
Dr. Lo Ka Shui
Teoh Teik Kee
Lee Jackson @ Li Chik Sin
Hon. Chan Bernard Charnwut
Vincent Yeo Wee Eng

Company Secretary
Brian Tsang Link Carl

Auditors
KPMG
Certified Public Accountants,
Singapore

Principal Bankers
The Hongkong & Shanghai Banking Corporation Limited
Standard Chartered Bank

Registrars
Principal Registrar
Computershare Hong Kong Investor Services Limited

Branch Registrar
Maples and Calder,
Cayman Islands

Principal Office
2803, 28th Floor
Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

Singapore Branch
36 Robinson Road
#04-01 City House
Singapore 068877

Business Address
390 Havelock Road
#02-01 King's Centre
Singapore 169662

Registered Office
C/o Maples and Calder
P.O. Box 309, Grand Cayman
Cayman Islands
British West Indies

Legal Advisors
Hong Kong
lu, Lai & Li Solicitors & Notaries

Cayman Islands
Maples & Calder, Attorneys-at-Law



01 products & services

- > richfield hospitality services
- > sceptre hospitality resources
- > shield
- > source

product and services

SWAN strives to add value to hotel owners and operators by providing a host of customized services and expertise in all facets of hotel operations.

SWAN, a 'ces' 85%-owned subsidiary, is a multi-service company providing integrated and affordable solutions to the hospitality industry. SWAN can help hoteliers manage their properties smarter, more competitively, and more cost effectively, all under the banner of one comprehensive service company.

The primary driver of success is SWAN's ability to improve the operating performance of the clients' hotels. It has established a proven track record of helping hotel owners maximise profitability and increase the value of their assets.

SWAN tailors practical and profitable solutions for owners and operators to address current challenges of the hospitality industry. It focuses on providing individualized service to each of the clients to meet specific operating requirements of their respective hotels.

The SWAN team offers a host of value-added services and expertise in all facets of hotel operation through its four business divisions: Richfield, Sceptre, Shield and Source.

RICHFIELD HOSPITALITY SERVICES (HOTEL MANAGEMENT)

Richfield is an established independent hotel management company. For over three decades, Richfield has successfully managed and skillfully developed a wide range of hotel assets. We have managed properties of all complexities including premier resorts, full service hotels and limited service properties. Richfield currently operates 27 hotels in the US representing in excess of 5,000 rooms under brand names from the leading hotel franchise companies including Hilton, Starwood, Intercontinental and Choice. We also operate several independent (non-brand affiliated) properties.

Every client's property benefits from our senior management's combined 140 years of experience and industry expertise. Each assignment begins by determining the needs of the owner. We review the property's prior performance, identify opportunities and assess challenges. Richfield then tailors the appropriate solution to deliver immediate visible improvement in the performance of the property.

product and services

With our resources, processes, systems, and technologies, our results consistently exceed clients' expectations. The result is increased profitability to the owner and an enhanced experience for each guest. In its operation history, Richfield has revitalized over 250 properties, ranging from independent, boutique hotels to large, city-center properties and virtually every industry brand. Richfield achieves superior operating results through its strong commitment to guests, employees and owners.

Services offered by Richfield covers all aspects of hotel management including:

- Annual business planning
- Operations Improvement
- Sales & Marketing Consulting
- Revenue and Channel Management
- Management of Franchise Affiliation
- Human Resources Management
- Accounting and Budgeting

Consistent efforts to grow client relationships and maximise profitability of the hotels have culminated in the successful positioning of Richfield as a fundamental component of SWAN. Richfield is positioned to continue expanding its portfolio of management contracts for 3rd party hotel owners.

SCEPTRE HOSPITALITY RESOURCES (RESERVATION DISTRIBUTION)

Since 1987, Sceptre has been helping small chains, hotel management companies as well as independent hotels and resorts increase their sales and profits through GDS representation, private-label voice reservations and consulting services.

Sceptre is the hospitality industry's leading expert for online channel marketing and revenue/channel-management consulting. By increasing exposure of its client hotels throughout the various electronic channels and optimizing its vast channel-marketing reach, Sceptre helps hotels to increase revenues and create greater brand awareness while improving asset value for owners and operators. By creating a customized, strategic e-distribution strategy for its partner hotels, Sceptre maximizes sales production and marketing exposure through the various on-line channels and increases each hotel's presence throughout the global distribution systems, the Internet and property direct sources. Sceptre's e-distribution power and expertise is potent, utilizing state-of-the-art reservations technology whilst offering a strong commitment to customer-service and support.

product and services

At Sceptre, we distinguish ourselves from our competitors by providing:

- Hospitality Experts. Our staff of professionals have an extensive industry background and experience.
- Customer Service. We provide focused support of each client to ensure maximum production from the various channels.
- Monthly Account Analysis. Each month we analyze and review each individual hotel to discuss performance and to work with the customer to ensure revenue objectives are met.
- Affordable Pricing. With transaction-fixed pricing, the client will enjoy low costs without compromising support.
- Flexibility. Our electronic distribution channel can quickly address changes, meeting the needs of the most unique and discriminating customer.
- Personalized Attention. Our clients' unique needs are immediately met since we have a 50:1 ratio of clients to Strategic Distribution Managers.

The current portfolio of services includes:

- Distribution and Revenue Management Consulting and Analysis
- Electronic Marketing and Channel Management
- Global Distribution System Representation
- Website Booking Engine
- Private-label Voice Reservations
- Consortia RFP (Request For Proposal) Submission Service
- Travel Agents' Commission Settlement

The combination of Sceptre's expert assistance, and its array of services and products, can greatly enhance its clients' abilities to achieve significant increases in reservations derived through the various electronic distribution channels.

SHIELD
(INSURANCE AND RISK MANAGEMENT)

Shield provides risk management and insurance services to hotels. Recognizing the unique risk profile of the hotel industry, Shield advises hotel management teams on how to lower its overall cost of insurance through pro-active programmes to mitigate risks at their hotels.

In addition, Shield is able to help individual hotels obtain more cost competitive insurance policies through its portfolio of numerous hotel clients (due to better risk diversification and stronger buying power).

SOURCE
(PURCHASING AND PROCUREMENT)

Source delivers purchasing and procurement services to hotels across USA, with focus on delivering lower operating expenses to hotels and higher return on investment to owners.

Source offers hoteliers significant cost savings and economies of scale through its extensive number of national account agreements which are organized to support specific areas of need within each hotel such as Food and Beverage; Rooms Operations; Engineering and Energy; Administrative, Furnishings, Fixtures, and Equipment.



02
financial review

> group performance
> financial position
> cash flow and borrowings
> treasury activities
> directors and employees
> financial statistics summary
> corporate governance

financial review

As at 31 December 2005, the Group's gross assets stood at HK$642.4 million, down marginally from HK$647.5 million as at the end of the last financial year ended 31 December 2004.

Group Performance

The Group recorded a higher revenue of HK$84.5 million, an increase of 17.1%, as compared with HK$72.1 million in the previous year, due mainly to higher interests received and fee income from its US's hotel management business unit. However, the Group reported a lower net profit attributable to the equity shareholders of the Company of HK$5.4 million, a decrease of 79.7% as compared to HK$26.5 million recorded in the previous year. The lower Group's profit can be mainly attributed to the unrealised translation exchange losses on the Sterling Pound deposit and investment securities.

The revenue and pre-tax profit contributions from the Group's hospitality related businesses amounted to HK$63.7 million and HK$10.1 million respectively during the year. This compares favourably to the revenue and pre-tax profit contributions of HK$62.2 million and HK$4.8 million recorded by the Group's hospitality related businesses in the previous year. The improvement can be attributed to lower administrative expenses incurred in the current year under review.

The investment securities and time deposits held by the Group returned investment income amounting to HK$20.9 million during the year under review as compared with HK$9.9 million in the previous year. In line with the higher prevailing interest rates, interest income received in year 2005 amounted to HK$15.4 million, up 156.1%, from HK$6.0 million in the previous year. Similarly, dividend income received was higher at HK$5.5 million, up 39.1%, from HK$3.9 million.

The investment activities had recorded a loss of HK$2.8 million during the year under review, as compared with a profit of HK$22.6 million in the previous year. In line with the accounting treatment, unrealised losses of HK$3.5 million were sustained as a result of remeasuring the Group's investment securities to fair value as at 31st December 2005. This, together with the unrealised translation exchange losses, resulted in a total Net Other Expenses of HK$11.8 million for the year under review as compared with a Net Other Income of HK$25.9 million in the previous year.

The analyses of the Group's Revenue and Profit and Loss from Operations by business and geographical segments are set out in notes to the financial statements.

financial review

Financial Position

As at 31 December 2005, the Group's gross assets stood at HK$642.4 million, down marginally from HK$647.5 million as at the end of the last financial year ended 31 December 2004.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

Cash Flow and Borrowings

For the year under review, net cash inflow from operating activities amounted to HK$11.9 million. The Group received interest and dividend income of HK$15.0 million and HK$4.9 million respectively. On the Group's investment activities, HK$11.5 million was paid to shareholders as dividends during the year.

The Group's cash and cash equivalents accordingly increased by HK$7.0 million in the financial year 2005. This increase together with an unfavourable exchange translation loss of HK$8.8 million resulted in a cash balance of HK$497.3 million as at the end of the financial year, down from HK$499.1 million as at the last financial year-end. Cash and cash equivalents are mainly held in United States dollars as at the financial year-end.

The Group has no borrowings for the year under review.

Treasury Activities

As the Group has held some Sterling fixed deposits since last year and has some equity holdings denominated in Sterling, some unrealised exchange losses were recorded. Other than that, majority of the Group's cash is held in United States dollar deposits, hence, as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will not be significant. The Group's view is that to maximise returns to shareholders we need a balanced portfolio and hence a portion of its portfolio would be held in other currencies. We will continue to monitor closely the Group's exposure to currency movement and take the appropriate action when necessary.

Directors and Employees

As at 31 December 2005, the Group had 47 directors and employees, down from 52 as at the end of the last financial year ended 31 December 2004. The total payroll costs paid to directors and employees for the year 2005 was HK$29.9 million, down 8.2% from HK$32.6 million in year 2004. The Group has a competitive wage and benefits package which are critical to maintaining a level of consistent and quality hospitality services.

financial statistics summary

PROFIT AND LOSS ACCOUNTS

	The Group				
	2005 HK$'000	2004 HK$'000	2003 HK$'000	2002 HK$'000	2001 HK$'000
Turnover	84,518	72,147	84,863	77,811	98,197
Profit/(Loss) Before Taxation	7,370	27,354	33,605	18,713	(38,121)
Income Tax	–	15	–	(376)	(170)
Profit/(Loss) for the year	7,370	27,369	33,605	18,337	(38,291)
Attributable to:					
Equity Shareholders of the Company	5,392	26,519	33,106	20,489	(35,665)
Minority Interests	1,978	850	499	(2,152)	(2,626)
Profit/(Loss) for the year	7,370	27,369	33,605	18,337	(38,291)
Dividends payable to equity shareholders of the Company attributable to the year:					
Final Dividend Proposed after the Balance Sheet Date	(11,494)	(11,494)	(11,494)	(7,663)	–
Basic Earnings/(Loss) Per Share (in HK cents)	1.41	6.92	8.64	5.35	(9.31)

financial statistics summary

BALANCE SHEETS

	The Group				
	2005 HK$'000	2004 HK$'000	2003 HK$'000	2002 HK$'000	2001 HK$'000
Property, Plant and Equipment	4,785	3,346	5,255	7,477	7,851
Intangible Assets	343	407	473	538	506
Current Assets	637,290	643,772	623,745	601,551	593,720
Total Assets	**642,418**	**647,525**	**629,473**	**609,566**	**602,077**
Current Liabilities	(24,596)	(25,248)	(23,408)	(28,635)	(39,049)
Total Assets less Current Liabilities	**617,822**	**622,277**	**606,065**	**580,931**	**563,028**
Non-Current Liability					
Deferred Taxation	–	–	–	–	(527)
Net Assets	**617,822**	**622,277**	**606,065**	**580,931**	**562,501**
Capital and Reserves					
Share Capital	383,126	383,126	383,126	383,126	383,126
Reserves	206,655	213,038	197,727	172,971	152,407
Total Equity Attributable to Equity Shareholders of the Company	**589,781**	**596,164**	**580,853**	**556,097**	**535,533**
Minority Interests	28,041	26,113	25,212	24,834	26,968
Total Equity	**617,822**	**622,277**	**606,065**	**580,931**	**562,501**

corporate governance report

(A) Corporate Governance Practices

The Directors and management are committed to maintaining high standards of corporate governance, in line with the principles set out in the Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited – "Code on Corporate Governance Practices" ("Appendix 14").

In the opinion of the Directors, save as disclosed below, the Company has complied with Appendix 14, except for the code provision C2 relating to internal controls (which will be implemented next year), throughout the year under review.

The Company does not fully comply with the code provisions A.4.1 and A.4.2 in Appendix 14. Under code provision A.4.1, non-executive directors should be appointed for a specific term, subject to re-election at regular intervals. The non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company (the "Articles"). Under code provision A.4.2, all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment and every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. According to the Articles, any director appointed to fill a casual vacancy shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election. At each annual general meeting, one-third of the directors for the time being shall retire from office by rotation. In exceptional circumstances, a director may hold office for more than 3 years before retirement.

(B) Directors' Securities Transactions

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Model Code"). All directors have confirmed that they have complied with the Model Code throughout the year under review.

(C) Board Of Directors

The Board currently comprises 11 Directors, of which 6 are executive Directors, 2 are non-executive Directors and 3 are independent non-executive Directors. The members of the Board are as follows:

Executive Directors
Mr. Kwek Leng Beng (Chairman and Managing Director)
Mr. Vincent Yeo Wee Eng (Chief Executive Officer)
Mr. Kwek Leng Joo
Mr. Kwek Leng Peck
Mr. Gan Khai Choon
Mr. Lawrence Yip Wai Lam

Non-executive Directors
Mr. Wong Hong Ren
Hon. Chan Bernard Charnwut

Independent Non-executive Directors
Dr. Lo Ka Shui
Mr. Lee Jackson @ Li Chik Sin
Mr. Teoh Teik Kee

corporate governance report

The biographical details of the Directors and Senior Management are contained in the Directors section of the Directors' Report.

The Company has received from each independent non-executive Director an annual confirmation of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Company still considers such Directors to be independent.

The Board's primary functions are to set corporate policy and overall strategy for the Group and to provide effective oversight of the management of the Group's business and affairs. Apart from its statutory responsibilities, the Board also approves the strategic plans, key operational issues, investments and loans, reviews the financial performance of the Group and evaluates the performance and compensation of senior management. These functions are either carried out directly by the Board or through committees established by the Board.

The Company conducts regular scheduled Board meetings on a quarterly basis. Additional meetings are convened as and when circumstances warrant. The attendance of individual Directors at Board and Audit Committee meetings in 2005, as well as the frequency of such meetings, is set out below:

Name of Directors	Board	Audit Committee
Executive Directors		
Mr. Kwek Leng Beng	3(4)	
Mr. Vincent Yeo Wee Eng	4(4)	
Mr. Kwek Leng Joo	3(4)	
Mr. Kwek Leng Peck	3(4)	
Mr. Gan Khai Choon	4(4)	
Mr. Lawrence Yip Wai Lam	3(4)	
Non-executive Directors		
Mr. Wong Hong Ren	2(4)	
Hon. Chan Bernard Charnwut	4(4)	2(2)
Independent Non-executive Directors		
Dr. Lo Ka Shui	4(4)	
Mr. Lee Jackson @ Li Chik Sin	2(4)	2(2)
Mr. Teoh Teik Kee	2(4)	2(2)

The Remuneration Committee held their first meeting in February 2006 to review the remuneration of Directors for 2005. The Nomination Committee will review, amongst other matters, the re-election of Directors who are due for retirement by rotation at the forthcoming Annual General Meeting of the Company.

(D) Chairman And Chief Executive Officer

The Chairman of the Board is Mr. Kwek Leng Beng while the Chief Executive Officer ("CEO") is Mr. Vincent Yeo Wee Eng. There is a clear division of responsibilities between the Chairman and the CEO, in that the Chairman bears primary responsibility for the workings of the Board, by ensuring its effective function, while the CEO bears executive responsibility for the Company's business, the management of the day-to-day operations of the Company.

corporate governance report

(E) Non-executive Directors

The non-executive Directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles.

(F) Remuneration Committee ("RC")

The RC was established in May 2005 and comprises 2 independent non-executive Directors and 1 executive Director. The members of the RC are as follows:

Mr. Teoh Teik Kee	Chairman (Independent Non-executive)
Mr. Lee Jackson @ Li Chik Sin	Member (Independent Non-executive)
Mr. Vincent Yeo Wee Eng	Member (Executive)

The primary objective of the RC is to consider management recommendation, and determine the framework or broad policy for remuneration for the Directors and the senior key executives, including the Chief Executive Officer of the Company. No Director or any of his associates may be involved in any decisions as to his own remuneration.

The duties of the RC also include:

(a) To review and recommend the criteria for assessing employee performance, which should reflect the Company's business objectives and targets; and

(b) To consider the annual performance bonus for executive Directors, Senior Management, and the general staff, having regard to their achievements against the performance criteria and by reference to market norms, and make recommendation to the Board.

The Company's remuneration policy comprises primarily a fixed component (in the form of a base salary) and a variable component (which includes bonus and share option grants), taking into account other factors, the individual performance, the performance of the Company and industry practices.

(G) Nomination Committee ("NC")

The NC was established in August 2005 and comprises 3 independent non-executive Directors, 1 non-executive Director and 1 executive Director. The members of the NC are as follows:

Dr. Lo Ka Shui	Chairman (Independent Non-executive)
Mr. Teoh Teik Kee	Member (Independent Non-executive)
Mr. Lee Jackson @ Li Chik Sin	Member (Independent Non-executive)
Hon. Chan Bernard Charnwut	Member (Non-executive)
Mr. Vincent Yeo Wee Eng	Member (Executive)

corporate governance report

The duties of the NC include:

(a) To review and monitor the structure, size and composition (including the skills, knowledge and experience) of the Board and make recommendations to the Board with regard to any proposed changes;

(b) To identify individuals suitably qualified to become Board members and select, or make recommendations to the Board on the selection of, individuals nominated for directorships;

(c) To assess the independence of Directors, having regard to the requirements under the Listing Rules; and

(d) To make recommendations to the Board on relevant matters relating to the appointment or re-appointment of Directors and succession planning for Directors in particular, the Chairman and the CEO.

(H) Auditors' Remuneration

The Group's external auditors are KPMG, Singapore ("KPMG"). During the year under review, the Group has engaged KPMG (including any entity that is under common control, ownership or management with KPMG or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of KPMG nationally or internationally) to provide the following services and their respective fees charged are set out as below:

	Fees charges	
Type of services	**2005**	**2004**
	HK$'000	**HK$'000**
Audit fee for the Group	**707**	670
Taxation services	**48**	47
Others	**399**	382
Total	**1,154**	1,099

(I) Audit Committee ("AC")

The Company has an AC which was established in compliance with Rule 3.21 of the Listing Rules for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The AC comprises 2 independent non-executive Directors and 1 non-executive Director of the Company. The members of the AC are as follows:

Mr. Lee Jackson @ Li Chik Sin	Chairman (Independent Non-executive)
Mr. Teoh Teik Kee	Member (Independent Non-executive)
Hon. Chan Bernard Charnwut	Member (Non-executive)

corporate governance report

The principal responsibility of the AC is to assist the Board in maintaining a high standard of corporate governance, particularly by providing an independent review of the effectiveness of the Company's financial reporting process and material internal controls, including financial, operational, compliance and risk management controls. Other duties within its written terms of reference include:

(a) To review with management and, where appropriate, with the external auditors of the half-year and annual financial statements before submission to the Board to ensure their completeness, accuracy and fairness;

(b) To review, on an annual basis, of the scope and results of the audit and the independence and objectivity of the external auditors; and

(c) To review the internal audit programme, ensure co-ordination between the internal and external auditors, and ensure that the internal audit function is adequately resourced and has appropriate standing within the Group.

In 2005, the AC held 2 meetings in February 2005 and August 2005. In the meeting held in February 2005, the Annual Report and Audited Financial Statements for the year ended 31 December 2004 were reviewed together with the external auditors. The adequacy of internal controls was also discussed in this meeting. In the August 2005 meeting, the Interim Financial Report for the 6 months ended 30 June 2005 was reviewed. The AC concluded that there were no major issues which the AC considered that the Board should be informed after the 2 AC meetings.

During the year, the Terms of Reference for AC were revised to reflect the new requirements set out in Listing Rules.

(J) Financial Reporting

The Directors acknowledge that they are primarily responsible for the preparation of the financial statements which give a true and fair view and that appropriate accounting policies are selected and applied consistently.

To the best knowledge of the Directors, there is no uncertainty relating to events or conditions that may cast significantly doubt upon the Company's ability to continue as a going concern.

(K) Internal Control

During the year under review, internal audit was carried out as when it was considered to be required. The requirements and principles laid out in code provision C2 relating to internal controls will be fully implemented in the financial year of 2006.

03

> directors' report
> auditors' report
> consolidated profit and loss account
> balance sheets
> consolidated statement of changes in equity
> consolidated cash flow statement
> notes to the financial statements



directors' report

as at 31 december 2005

The Directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2005.

PRINCIPAL PLACE OF BUSINESS

City e-Solutions Limited (the Company) is a company incorporated in the Cayman Islands and domiciled in Hong Kong. Its registered office is at P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies and principal place of business is at Room 2803, 28th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong.

PRINCIPAL ACTIVITIES

The principal activities of the Company comprise those of investment holding and the provision of consultancy services.

The principal activities of its subsidiaries comprise those of investment holding, e-business enablement, provision of hospitality solutions, hotel management services, reservation services, insurance sales and risk management services, accounting and payroll services and procurement services.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries (the "Group") are set out in note 11 to the financial statements.

FINANCIAL STATEMENTS

The profit of the Group for the year ended 31 December 2005 and the state of the Company's and the Group's affairs as at that date are set out in the financial statements on pages 33 to 63.

TRANSFER TO RESERVES

Profits attributable to shareholders, before dividends, of HK$7,370,000 (2004: HK$27,369,000) have been transferred to reserves. Other movements in reserves during the year are set out in note 20 to the financial statements.

The Directors of the Company have proposed a final dividend for the year ended 31 December 2005 of HK3 cents per share (2004: HK3 cents). No interim dividend was paid for the year ended 31 December 2005 (2004: Nil cents).

CHARITABLE DONATIONS

During the year, no charitable contributions (2004: HK$Nil) were made by the Group.

SHARE CAPITAL

The Company did not issue any shares during the financial year.

A new Share Option Scheme (the "2005 Scheme") for eligible persons, including employees (including the executive directors) and non-executive directors of the Company and its associates, was adopted by the Company on 27 April 2005 ("Adoption Date"). Under the 2005 Scheme, the maximum number of shares that may be granted by the Directors shall not exceed 10% of the share capital of the Company in issue at the Adoption Date unless the Company obtains a fresh approval from its Shareholders. The maximum number of Shares which may be issued upon exercise of all outstanding options and yet to be exercised under the 2005 Scheme and any other option scheme(s) of the Company shall not in aggregate exceed 30% of the Shares in issue from time to time. The subscription price of shares under the 2005 Scheme shall not be less than the highest of: (i) the official closing price of the Shares as stated in daily quotations sheet of the Stock Exchange on the Offer Date; (ii) the average of the official closing price of the Shares as stated in daily quotations sheets of the Stock Exchange for the 5 business days immediately preceding the Offer Date; and (iii) the nominal value of a Share. The Executive Share Option Scheme (the "1997 Scheme") adopted by the Company on 11 June 1997 was terminated upon the 2005 Scheme becoming effective.

Throughout the financial year, no share option was granted and outstanding.

directors' report

as at 31 december 2005

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment are set out in note 12 to the financial statements.

PARTICULARS OF SUBSIDIARIES

Particulars of subsidiaries are set out in note 14 to the financial statements.

None of the subsidiaries had any loan capital subsisting at the end of the year or at any time during the year.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the turnover attributable to the Group's five largest customers combined was about 45% (2004: 44%) of the Group's turnover and the largest customer, M&C Hotel Interests Inc., included therein accounted for approximately 24% (2004: 29%). The percentage of purchases attributable to the Group's five largest suppliers combined was about 99% (2004: 82%) and the largest supplier included therein accounted for approximately 53% (2004: 44%).

M&C Hotel Interests Inc. is an indirect subsidiary of City Developments Limited, a substantial shareholder of the Company. Apart from the foregoing, at no time during the year have the directors or any shareholders of the Company (which to the knowledge of the Directors own more than 5% of the Company's share capital) had any interest in these major customers and suppliers.

DIRECTORS

The Directors of the Company during the financial year were as follows:

Executive Directors
Mr. Kwek Leng Beng
Mr. Vincent Yeo Wee Eng
Mr. Kwek Leng Joo
Mr. Kwek Leng Peck
Mr. Gan Khai Choon
Mr. Lawrence Yip Wai Lam

Non-executive Directors
Mr. Wong Hong Ren
Hon. Chan Bernard Charnwut

Independent Non-executive Directors
Dr. Lo Ka Shui
Mr. Lee Jackson @ Li Chik Sin
Mr. Teoh Teik Kee

In accordance with Article 116 of the Articles of Association of the Company, one third of the present Directors will retire from office by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

directors' report

as at 31 december 2005

PROFILE ON DIRECTORS AND SENIOR MANAGEMENT

Mr. Kwek Leng Beng, *aged 65*
Chairman and Managing Director

Mr. Kwek Leng Beng has been the Chairman and Managing Director of the Company since 1989. He is also the Chairman of Singapore-listed Hong Leong Asia Ltd., London-listed Millennium & Copthorne Hotels plc, Kwek Holdings Pte Ltd and Hong Leong Investment Holdings Pte. Ltd., Chairman and Managing Director of Singapore-listed Hong Leong Finance Limited and Executive Chairman of Singapore-listed City Developments Limited. Mr. Kwek has extensive experience in hotel operations, property investment and development, as well as in finance.

In 1995, Mr. Kwek Leng Beng was appointed a member of the Singapore-US Business Council and was named Patron of the Real Estate Development Association of Singapore.

In March 2000, Mr. Kwek was conferred the "Asian Hotelier of the Decade" accolade at the Third Annual Asia Pacific Hotel Industry Investment Conference held in Singapore. In the same year, Mr. Kwek received an Honorary Degree from Oxford Brookes University, UK.

Mr. Kwek is also a committee member of the Action Community for Entrepreneurship (ACE) of Singapore. Mr. Kwek holds a law degree, LL.B. (London) and is also a fellow of The Institute of Chartered Secretaries and Administrators.

Mr. Kwek Leng Beng is the brother of Mr. Kwek Leng Joo, brother-in-law of Mr. Gan Khai Choon, cousin of Mr. Kwek Leng Peck.

Mr. Vincent Yeo Wee Eng, *aged 37*
Executive Director and Chief Executive Officer

Mr. Vincent Yeo was appointed an Executive Director and Chief Operating Officer of the Company on 26 June 2000. He was subsequently promoted to Chief Executive Officer in November 2000. In 2005, Mr. Yeo was appointed a member of the Remuneration Committee and the Nomination Committee of the Company.

Mr. Yeo was an Executive Director of Millennium & Copthorne Hotels plc ("M&C"), the London-listed hotel arm of the Hong Leong Group, overseeing global sales and marketing from February 1998 till March 2000. Prior to his appointment to the M&C Board, Mr. Yeo was the Managing Director of CDL Hotels New Zealand Limited (now known as Millennium & Copthorne Hotels New Zealand Limited) and CDL Investments New Zealand Limited and the Executive Director of Kingsgate International Corporation Limited.

In those capacities, he was in charge of the Australian and New Zealand operations and responsible for developing and integrating the M&C Group's hotels into the largest hotel chain in New Zealand. Mr. Yeo remains a non-executive Director on the Boards of the M&C Group's two New Zealand-listed subsidiaries and Kingsgate International Corporation Limited (which was delisted in 2004) in New Zealand. Prior to his involvement in hotels, he was with the international stock broking firm, Smith New Court Securities (now known as Merrill Lynch).

Mr. Yeo has a B.Sc. in Business Administration from Boston University, United States of America.

Mr. Vincent Yeo Wee Eng is the nephew of Messrs. Kwek Leng Beng, Kwek Leng Joo and Kwek Leng Peck.

Mr. Kwek Leng Joo, *aged 52*
Executive Director

Mr. Kwek Leng Joo was appointed an Executive Director of the Company in 1989. He is currently the Managing Director of Singapore-listed City Developments Limited. He is also a Director of Singapore-listed Hong Leong Finance Limited, Kwek Holdings Pte Ltd, Hong Leong Investment Holdings Pte. Ltd. and London-listed Millennium & Copthorne Hotels plc. Mr. Kwek has extensive experience in property development and investment and is the Immediate Past President of the Singapore Chinese Chamber of Commerce & Industry. He is also Vice Chairman of the Singapore Business Federation and Vice President of the ASEAN Chamber of Commerce & Industry. Mr. Kwek holds a Diploma in Financial Management.

Mr. Kwek Leng Joo is the brother of Mr. Kwek Leng Beng, brother-in-law of Mr. Gan Khai Choon, cousin of Mr. Kwek Leng Peck.

directors' report

as at 31 december 2005

PROFILE ON DIRECTORS AND SENIOR MANAGEMENT (cont'd)

Mr. Kwek Leng Peck, *aged 49*
Executive Director

Mr. Kwek Leng Peck has been an Executive Director of the Company since 1989. He serves as Executive Director on several Hong Leong Group companies, and has over 25 years of experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management. He also sits on the Boards of several public companies, including Singapore-listed City Developments Limited, Singapore-listed Hong Leong Asia Ltd., Singapore-listed Hong Leong Finance Limited, Hong Leong Holdings Limited, New York-listed China Yuchai International Limited, London-listed Millennium & Copthorne Hotels plc and Malaysia-listed Tasek Corporation Berhad. Mr. Kwek holds a Diploma in Accountancy.

Mr. Kwek Leng Peck is the cousin of Mr. Kwek Leng Beng and Mr. Kwek Leng Joo.

Mr. Gan Khai Choon, *aged 59*
Executive Director

Mr. Gan Khai Choon was appointed an Executive Director of the Company in 1989 and is also Joint Managing Director of Hong Leong International (Hong Kong) Limited. He has more than 31 years of experience in banking, real estate investment and development. He has been responsible for overseeing the development of the Grand Hyatt Taipei and other international projects for the Hong Leong Group of companies. Mr. Gan has a Bachelor of Arts degree (Honours) in Economics from the University of Malaya.

Mr. Gan Khai Choon is the brother-in-law of Mr. Kwek Leng Beng and Mr. Kwek Leng Joo.

Mr. Lawrence Yip Wai Lam, *aged 50*
Executive Director

Mr. Lawrence Yip was appointed an Executive Director of the Company in December 1998. He was formerly the General Manager (Finance & Administration) of the Company. He has over 10 years of experience in the Treasury Division of several banks. Prior to joining the Group in April 1990, Mr. Yip held the position of Regional Treasurer with a bank in Singapore.

Mr. Wong Hong Ren, *aged 54*
Non-executive Director

Mr. Wong Hong Ren was appointed a Director of the Company in October 1994. He is also the Group Investment Manager of Hong Leong Management Services Pte. Ltd.. He currently sits on the Boards of several public listed companies such as London-listed Millennium & Copthorne Hotels plc, Philippines-listed Grand Plaza Hotel Corporation, New Zealand-listed CDL Hotels New Zealand Limited (now known as Millennium & Copthorne Hotels New Zealand Limited), New Zealand-listed CDL Investments New Zealand Limited, New York-listed China Yuchai International Limited, Singapore-listed Thakral Corporation Ltd and Singapore-listed LKN-Primefield Limited. Mr. Wong is Chairman of the two New Zealand-listed companies, Millennium & Copthorne Hotels New Zealand Limited and CDL Investments New Zealand Limited.

Mr. Wong holds a Masters in Business Administration from Bradford University, United Kingdom.

Hon. Chan Bernard Charnwut, *aged 41*
Non-executive Director

Hon. Chan Bernard Charnwut has been a Director of the Company since 1989 and was appointed a member of the Audit Committee on 18 January 2000. Previously an independent non-executive director of the Company, he was re-designated as a non-executive director of the Company with effect from 30 September 2004. In 2005, he was appointed a member of the Nomination Committee of the Company. Hon. Chan, graduated from Pomona College in California, U.S.A., is a member of both the Executive Council and Legislative Council of the Hong Kong Special Administrative Region. He is currently the President of Asia Insurance Co Ltd., the Chairman of the Standing Committee on Disciplined Services Salaries and Conditions of Service and the Deputy Chairman of the Lingnan University. He is also a member of the Insurance Advisory Committee, Greater Pearl River Delta Business Council and the Committee on Financial Assistance for Family members of Those Who Sacrifice Their Lives to Save Others. In addition, he serves as the Advisor of Bangkok Bank Ltd., Hong Kong Branch, the Chairman of the Hong Kong-Thailand Business Council and the Chairperson of The Hong Kong Council of Social Service.

Hon. Chan is also an Executive Director and the President of Asia Financial Holdings Limited and an independent non-executive Director of Peaktop International Holdings Limited, Pioneer Global Group Limited, Yau Lee Holdings Limited, Chen Hsong Holdings Limited and New Heritage Holdings Limited, all of which are public companies listed on The Stock Exchange of Hong Kong Limited.

directors' report

as at 31 december 2005

PROFILE ON DIRECTORS AND SENIOR MANAGEMENT (cont'd)

*** Dr. Lo Ka Shui,** *aged 59*
Director

Dr. Lo Ka Shui was appointed to the Board of the Company in 1989. In 2005, he was appointed Chairman of the Nomination Committee of the Company. He graduated with B.Sc. from McGill University and M.D. from Cornell University, certified in Cardiology. He has more than 26 years of experience in property and hotel development, investment and management, both in Hong Kong and overseas. Dr. Lo is the Deputy Chairman and Managing Director of Great Eagle Holdings Limited and a Director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited and China Mobile (Hong Kong) Limited. He is also a Director of Hong Kong Exchanges and Clearing Limited, a Vice President of The Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Member of the Airport Authority.

*** Mr. Lee Jackson @ Li Chik Sin,** *aged 73*
Director

Mr. Lee Jackson was appointed a non-executive Director and Chairman of the Audit Committee of the Company in December 1998. In 2005, he was appointed a member of the Remuneration Committee and the Nomination Committee of the Company. He also sits on the Board of Metro Holdings Limited, Hong Fok Corporation Limited and Hong Leong Finance Limited, all of which are Singapore-listed public companies. He was formerly a partner of an international firm of Chartered Accountants and is a member of The Australian Institute of Chartered Accountants.

*** Mr. Teoh Teik Kee,** *aged 46*
Director

Mr. Teoh Teik Kee was appointed an independent non-executive Director and a member of the Audit Committee of the Company on 30 September 2004. In 2005, he was appointed Chairman of the Remuneration Committee and a member of the Nomination Committee of the Company. Mr. Teoh is an executive Director of ecoWise Holdings Limited and an independent Director of Westcomb Financial Group Limited. Both are Singapore-listed public companies.

Mr. Teoh is a Chartered Accountant by training, and worked from 1986 to 1990 with KPMG Peat Marwick McLintock in London and with PricewaterhouseCoopers in Singapore. Mr. Teoh has extensive experience in investment banking and corporate financial advisory services when he was with the DBS Bank Group.

Mr. Teoh graduated from Aston University, England with a B.Sc. (Hons) in Managerial and Administrative Studies. He is a member of the Institute of Chartered Accountants in England and Wales as well as a member of the Association of Corporate Treasurers in the United Kingdom.

** Independent non-executive director*

The non-executive Directors are subject to the same terms of appointment as the other directors of the Company. Fees payable to non-executive Directors are approved by the Board at the end of each financial year.

Senior Management
Mr. Man Mang Wo, Derek, *aged 50*
Chief Financial Officer

Mr. Man Mang Wo, Derek joined the Group in 1996 and was appointed Chief Financial Officer of the Company with effect from 1 April 2004. Mr. Man is a member of the Certified General Accountants Association of Canada, a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants and The Institute of Chartered Accountants in England and Wales. He also holds a Bachelor of Business Administration honours degree from an UK university and a Master of Professional Accounting degree from The Hong Kong Polytechnic University. He has over 25 years of experience in the accounting and finance field.

directors' report

as at 31 december 2005

DIRECTORS' INTERESTS IN SHARES

(a) As at 31 December 2005, the interests of the Directors of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("The Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"), were as follows:

The Company

Name of Director	Nature of Interest	Number of Ordinary Shares of HK$1.00 each
Kwek Leng Beng	personal	3,286,980
Vincent Yeo Wee Eng	personal	718,000
Kwek Leng Joo	personal	1,436,000
Kwek Leng Peck	personal	2,082,200
Gan Khai Choon	personal	1,041,100
Lawrence Yip Wai Lam	personal	520,550
Wong Hong Ren	personal	1,513,112
Hon. Chan Bernard Charnwut	personal	53,850

City Developments Limited

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	361,115
Vincent Yeo Wee Eng	personal	18,323
Kwek Leng Joo	personal	59,510
Kwek Leng Peck	personal	43,758
Gan Khai Choon	personal	124,814
	family	114,345
Wong Hong Ren	family	4,950

Name of Director	Nature of Interest	Number of Warrants
Kwek Leng Beng	personal	36,110
Vincent Yeo Wee Eng	personal	1,832
Kwek Leng Joo	personal	5,951
Gan Khai Choon	personal	12,481

Name of Director	Nature of Interest	Number of Preference Shares
Kwek Leng Beng	personal	144,445
Kwek Leng Joo	personal	100,000
Gan Khai Choon	personal	49,925
	family	45,738

directors' report

as at 31 december 2005

DIRECTORS' INTERESTS IN SHARES (cont'd)

(a) (cont'd)

Hong Leong Investment Holdings Pte. Ltd.

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	2,320
Kwek Leng Joo	personal	1,290
Kwek Leng Peck	personal	304
Gan Khai Choon	family	247

Millennium & Copthorne Hotels New Zealand Limited
(formerly known as CDL Hotels New Zealand Limited)

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	3,000,000
Wong Hong Ren	personal	2,000,000
Vincent Yeo Wee Eng	personal	500,000

Note: Millennium & Copthorne Hotels New Zealand Limited is an indirect subsidiary of Millennium & Copthorne Hotels plc, a subsidiary of City Developments Limited. City Developments Limited is the holding company of the Company. The Directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the Company's ultimate holding company.

(b) Pursuant to the Millennium & Copthorne Hotels Executive Share Option Scheme (the "1996 Scheme") operated by Millennium & Copthorne Hotels plc, certain Directors have outstanding options thereunder ("M&C Options") to subscribe for M&C shares for cash as follows:

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
Vincent Yeo Wee Eng	A	05/03/1998	6,509	£4.6087	05/03/2001 to 04/03/2008
	B	05/03/1999	20,693	£4.8321	05/03/2002 to 04/03/2006
Wong Hong Ren	B	14/03/2001	69,364	£4.3250	14/03/2004 to 13/03/2008
	B	15/03/2002	83,720	£3.2250	15/03/2005 to 14/03/2009

directors' report

as at 31 december 2005

DIRECTORS' INTERESTS IN SHARES (cont'd)

(c) Pursuant to the Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme (the "2003 Scheme"), approved by shareholders of Millennium & Copthorne Hotels plc on 21 May 2002, certain Director(s) have outstanding options thereunder ("M&C Options") to subscribe for M&C shares for cash as follows:

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
Vincent Yeo Wee Eng	II	24/03/2005	10,581	£3.9842	24/03/2008 to 23/03/2015
Wong Hong Ren	II	10/03/2003	124,031	£1.9350	10/03/2006 to 09/03/2013
	II	16/03/2004	44,999	£2.9167	16/03/2007 to 15/03/2014
	II	24/03/2005	75,297	£3.9842	24/03/2008 to 23/03/2015

*Note: The 1996 Scheme has two parts. Part A is designed for the approval by the UK Inland Revenue, of which approval was obtained under Schedule 9 of the Income and Corporation Taxes Act 1988 on 12 April 1996. Part B is an unapproved executive share option scheme designed for UK and non-UK executives. As with the 1996 Scheme, the 2003 Scheme provides for the grant of both approved and unapproved options.

(d) Save as disclosed herein, as at 31 December 2005, none of the Directors and the chief executive of the Company or their associates were interested or had any short position in any shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange pursuant to the Model Code.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2005, the following persons were interested in 5% or more of the issued share capital of the Company as recorded in the register required to be kept under section 336 of the SFO:

Name of Shareholder	Number of Shares Held	Notes	Percentage Holding in the Company
eMpire Investments Limited	190,523,819		49.73%
City Developments Limited	200,854,743	(1)	52.43%
Hong Leong Holdings Limited	21,356,085		5.57%
Hong Leong Investment Holdings Pte. Ltd.	230,866,817	(2)	60.26%
Kwek Holdings Pte Ltd	230,866,817	(3)	60.26%
Davos Investment Holdings Private Limited	230,866,817	(3)	60.26%
Kwek Leng Kee	230,866,817	(4)	60.26%
Arnhold and S Bleichroeder Advisors, LLC	38,310,000		10.00%
Farallon Capital Management, L.L.C.	35,232,850	(5)	9.20%
Farallon Capital Offshore Investors, Inc.	35,232,850	(6)	9.20%
Aberdeen Asset Management Plc and its Associates (together "The Group") on Behalf of Accounts Managed by The Group	23,052,000	(7)	6.02%

directors' report

as at 31 december 2005

SUBSTANTIAL SHAREHOLDERS (cont'd)

Notes:

(1) Of the 200,854,743 shares beneficially owned by wholly-owned subsidiaries of City Developments Limited ("CDL") representing approximately 52.43% of the issued share capital of the Company, 190,523,819 shares are held by eMpire Investments Limited.

(2) The interests of CDL and Hong Leong Holdings Limited in 200,854,743 shares and 21,356,085 shares respectively, are included in the aggregate number of shares disclosed.

(3) The deemed interest of Hong Leong Investment Holdings Pte. Ltd. in 230,866,817 shares, representing approximately 60.26% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.

(4) Mr Kwek Leng Kee is deemed to have an interest in the 230,866,817 shares in which Davos Investment Holdings Private Limited ("Davos") is deemed to have an interest in, by virtue of his entitlement to exercise or control the exercise of one-third or more of the voting power at general meetings of Davos.

(5) Farallon Capital Management, L.L.C is interested in these shares in its capacity as the investment manager.

(6) Farallon Capital Offshore Investors, Inc. is interested in these shares in its capacity as the beneficial owner.

(7) Aberdeen Asset Management Plc is interested in these shares in its capacity as the investment manager and includes shares in which wholly owned controlled corporations of Aberdeen Asset Management Plc are interested.

Save as stated above, no person was interested in or had a short position in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO as at 31 December 2005.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries, fellow subsidiaries or holding companies were a party subsisted at the end of or at any time during the year in which any Director of the Company had a material interest.

ARRANGEMENTS TO ACQUIRE SHARES

Save as disclosed herein, at no time during the year was the Company or any of its subsidiaries, fellow subsidiaries or holding companies a party to any arrangements to enable any Director of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate.

CONTROLLING SHAREHOLDERS' INTEREST

Save as disclosed herein, apart from transactions carried out in the normal course of business, there were no contracts of significance between the Company or any of its subsidiaries and a controlling shareholder or any of its subsidiaries or any contracts of any significance for the provision of services to the Company or any of its subsidiaries by a controlling shareholder or any of its subsidiaries.

CONNECTED TRANSACTIONS

Hospitality Related Transactions

Hospitality Related Transactions refer to the services provided by the Group to hotels owned by the Millennium & Copthorne Hotels plc ("M&C") and its subsidiaries ("M&C Group"), which include hotel reservation services and hospitality related risk management services. M&C is a subsidiary of City Developments Limited, a substantial shareholder of the Company. The Independent Shareholders have re-approved the Hospitality Related Transactions at the Extraordinary General Meeting held on 13 March 2003. Details of the transactions were set out in the circular to shareholders dated 17 February 2003 ("Renewal of Waiver for Ongoing Connected Transactions"). With effect from 18 October 2005, the Group's provision of hotel reservation services to M&C ceased. The details of the cessation are set out in the press announcement dated 8 August 2005.

CONNECTED TRANSACTIONS (cont'd)

Hospitality Related Transactions (cont'd)

The total revenue generated from Hospitality Related Transactions for the year ended 31 December 2005 amounted to HK$15.9 million (2004: HK$15.1 million).

Hotel Consultancy Services

Hotel Consultancy Services are the property management consultancy services provided by the Group to M&C Hotel Interests Inc. ("M&CHI"). M&CHI is an indirect wholly-owned subsidiary of M&C. Details of the transactions were set out in the press announcement dated 10 January 2003 as revised by the press announcement dated 11 June 2004.

The total revenue generated from the provision of Hotel Consultancy Services for the year ended 31 December 2005 amounted to HK$4.1 million (2004: HK$4.9 million)

Compliance with Waiver Conditions

Conditional waiver from strict compliance with the connected transaction requirements of the Listing Rules in respect of Hospitality Related Transactions has been renewed by The Stock Exchange of Hong Kong Limited in 2003 (the "New Waiver") and the conditional waiver in respect of Hotel Consultancy Services granted by The Stock Exchange of Hong Kong Limited as revised by changes detailed in the press announcement dated 11 June 2004 (the "Waiver") continued to be in force for the period under review.

(a) Hospitality Related Transactions

The total revenue from connected parties in relation to the Hospitality Related Transactions (identified as "On-going Transactions") for the year ended 31 December 2005 was within the cap as set out in the New Waiver of 23 per cent (2004: 23 per cent) of the total turnover of the Group for the year ended 31 December 2005.

The On-going Transactions have been reviewed by the Directors (including the independent Non-Executive Directors), and the independent Non-Executive Directors of the Company have confirmed that they consider that the above transactions were conducted:

(a) in the ordinary and usual course of business of the Group;

(b) on terms that are fair and reasonable so far as the Company and its Independent Shareholders are concerned;

(c) on normal commercial terms and on an arm's length basis, where applicable, in accordance with the terms of the agreements governing such transactions; and

(d) where applicable, the total value of the On-going Transactions are within the proposed limits stated in the New Waiver.

The Directors have received from the auditors a letter indicating that certain agreed-upon procedures in relation to Hospitality Related Transactions have been conducted in accordance with Hong Kong Standard on Related Services 4400, "Engagement to perform agreed-upon procedures regarding financial information" issued by the Hong Kong Institute of Certified Public Accountants. The Group's Directors and management are responsible for the disclosure of the connected transactions in the annual report and the sufficiency of the agreed-upon procedures performed.

The auditors have indicated in writing that based on the agreed-upon procedures:

1. The Board of Directors (the "Board") have confirmed that all On-going Transactions for the year ended 31 December 2005 have been duly approved by the Board.

2. Management has confirmed that they consider:

   (i) the transactions between the Group and the connected parties have been entered into in accordance with the pricing policy of the Group; and

   (ii) the transactions entered into between the Group and the connected parties were in accordance with the terms of the applicable agreement relating to the transaction in question or, if there were no such agreement, on terms no less favourable than terms available to or from third parties.

directors' report

as at 31 december 2005

CONNECTED TRANSACTIONS (cont'd)

Compliance with Waiver Conditions (cont'd)

3. Where there are signed agreements or written acknowledgements, the auditors have obtained, on a sample basis, signed agreements/written acknowledgements of the service and related fee charges.

4. The total revenue from connected parties in relation to the Hospitality Related Transactions are within the approved limit as stated in the New Waiver.

(b) Hotel Consultancy Services

The independent non-executive Directors have reviewed the Hotel Consultancy Services Transactions for the year under review and confirmed that the said transactions were conducted:

(i) in the ordinary and usual course of its business;

(ii) on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available from independent third parties; and

(iii) in accordance with the operating agreement.

The auditors have indicated in writing that based on the agreed-upon procedures:

(i) The transactions have been approved by the Directors;

(ii) Management has confirmed that they consider the transactions have been entered into in accordance with the terms of the Operating Agreement as amended by the Supplemental Agreement;

(iii) Where there are signed agreements or written acknowledgements, the auditors have obtained, on a sample basis, signed agreements/written acknowledgements of the service and related fee charges; and

(iv) The total revenue received by the Group in relation to the Hotel Consultancy Services transactions for the relevant financial year has not exceeded HK$9,500,000.

As the above procedures do not constitute either an audit or a review made in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants, the auditors did not express any assurance on the connected transactions for the year ended 31 December 2005.

Other Related Party Transactions

Other related party transactions are set out in note 22 to the financial statements, which either fall under the definition of "Continuing Connected Transactions" in Chapter 14A of the Listing Rules and are exempted under de minimis rules or does not fall into the definition of "connected transaction" or "continuing connected transaction".

SERVICE CONTRACTS OF DIRECTORS

None of the Directors has a service contract with the Company or its subsidiaries.

PRE-EMPTIVE RIGHTS

Under present Cayman Islands laws and the Articles of Association of the Company, no pre-emptive rights are imposed which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of its directors, the directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the year.

directors' report

as at 31 december 2005

CONFIRMATION OF INDEPENDENCE

The Company has received from each of the independent non-executive Directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and considers all the independent non-executive Directors to be independent.

AUDITORS

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

KWEK LENG BENG
Chairman

23 February 2006



auditors' report

to the Shareholders of City e-Solutions Limited
(incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 33 to 63 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with International Standards on Auditing. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Singapore

23 February 2006



consolidated profit and loss account

for the year ended 31 december 2005

	Note	The Group 2005 HK$'000	The Group 2004 HK$'000
Turnover	4	**84,518**	72,147
Cost of sales		**(21,321)**	(22,502)
Gross profit		**63,197**	49,645
Other net (expenses) / income	5	**(11,807)**	25,919
Administrative expenses		**(44,020)**	(48,210)
Profit before taxation	6	**7,370**	27,354
Income tax	7	**–**	15
Profit for the year		**7,370**	27,369
Attributable to:			
Equity shareholders of the Company	8	**5,392**	26,519
Minority interests		**1,978**	850
Profit for the year		**7,370**	27,369
Dividends payable to equity shareholders of the Company attributable to the year:	9		
Final dividend proposed after the balance sheet date HK3 cents per share (2004: HK3 cents per share)		**11,494**	11,494
Earnings per share	10	**HK cents**	HK cents
Basic		**1.41**	6.92

The notes on pages 38 to 63 form part of these financial statements.

balance sheets

as at 31 december 2005

	Note	The Group 2005 HK$'000	The Group 2004 HK$'000	The Company 2005 HK$'000	The Company 2004 HK$'000
Non-Current Assets					
Property, plant and equipment	12	**4,785**	3,346	**3,463**	2,687
Intangible assets	13	**343**	407	**-**	-
Interests in subsidiaries	14	**-**	-	**158,741**	140,741
Total Non-Current Assets		**5,128**	3,753	**162,204**	143,428
Current Assets					
Other financial assets	16	**118,048**	118,732	**114,510**	117,746
Trade and other receivables	17	**21,907**	25,892	**8,825**	10,644
Cash and cash equivalents	18	**497,335**	499,148	**314,106**	329,328
		637,290	643,772	**437,441**	457,718
Current Liabilities					
Trade and other payables	19	**(23,571)**	(24,223)	**(8,517)**	(10,721)
Provision for taxation	7c	**(1,025)**	(1,025)	**(1,025)**	(1,025)
		(24,596)	(25,248)	**(9,542)**	(11,746)
Net Current Assets		**612,694**	618,524	**427,899**	445,972
Total Assets less Current Liabilities		**617,822**	622,277	**590,103**	589,400
Non-Current Liability					
Loan owing to a subsidiary	14	**-**	-	**-**	(63)
NET ASSETS		**617,822**	622,277	**590,103**	589,337
CAPITAL AND RESERVES	20				
Share capital		**383,126**	383,126	**383,126**	383,126
Reserves		**206,655**	213,038	**206,977**	206,211
Total equity attributable to equity shareholders of the Company		**589,781**	596,164	**590,103**	589,337
Minority interests		**28,041**	26,113	**-**	-
TOTAL EQUITY		**617,822**	622,277	**590,103**	589,337

Approved and authorised for issue by the board of directors on 23 February 2006.

Kwek Leng Beng
Chairman

Gan Khai Choon
Director

The notes on pages 38 to 63 form part of these financial statements.

consolidated statement of changes in equity

for the year ended 31 december 2005

	The Group			
	2005		2004	
	HK$'000	HK$'000	HK$'000	HK$'000
Total equity at 1 January				
- attributable to equity shareholders of the Company		**596,164**		580,853
- minority interests		**26,113**		25,212
		622,277		606,065
Net income recognised directly in equity:				
Exchange differences on translation of financial statements of overseas subsidiaries		**(331)**		337
Net profit for the year		**7,370**		27,369
Total recognised income and expense for the year		**7,039**		27,706
Attributable to:				
Equity shareholders of the Company	**5,111**		26,805	
Minority interests	**1,928**		901	
	7,039		27,706	
Dividends declared or approved during the year		**(11,494)**		(11,494)
Total equity at 31 December		**617,822**		622,277

The notes on pages 38 to 63 form part of these financial statements.

consolidated cash flow statement

for the year ended 31 december 2005

	The Group	
	2005	2004
	HK$'000	HK$'000
Cash flows from operating activities		
Profit before taxation	**7,370**	27,354
Adjustments for:		
Interest income	**(15,410)**	(6,018)
Dividend income	**(5,453)**	(3,919)
Depreciation	**1,355**	1,630
(Profit)/Loss on sale of property, plant and equipment	**(458)**	9
Amortisation of intangible assets	**65**	70
Impairment losses on trade receivables	**287**	1,601
Net unrealised loss/(gain) on stating securities at fair value	**3,527**	(20,250)
Unrealised exchange loss/(gain) (net)	**8,450**	(3,772)
	(7,637)	(30,649)
Operating loss before changes in working capital	**(267)**	(3,295)
Changes in working capital		
Trade receivables	**3,973**	(4,109)
Other receivables, deposits and prepayments	**463**	3,509
Trade payables	**(1,501)**	1,185
Other payables	**932**	1,116
Affiliated companies (net)	**(100)**	(554)
	3,767	1,147
Cash generated from/(used in) operations	**3,500**	(2,148)
Interest received	**14,959**	5,871
Dividend received	**4,892**	14,760
Dividends paid to shareholders	**(11,494)**	(11,494)
Tax paid - overseas tax	**-**	(8)
Net cash generated from operating activities carried forward	**11,857**	6,981

The notes on pages 38 to 63 form part of these financial statements.

consolidated cash flow statement

for the year ended 31 december 2005

	The Group	
	2005	2004
	HK$'000	HK$'000
Net cash generated from operating activities brought forward	**11,857**	6,981
Cash flows from investing activities		
Payment for purchase of property, plant and equipment	**(3,813)**	(85)
Proceeds from sale of property, plant and equipment	**1,475**	358
Payment for purchase of investment securities	**(2,559)**	(39,373)
Net cash used in investing activities	**(4,897)**	(39,100)
Net increase/(decrease) in cash and cash equivalents	**6,960**	(32,119)
Cash and cash equivalents at beginning of the year	**499,148**	527,166
Effect of foreign exchange rates changes	**(8,773)**	4,101
Cash and cash equivalents at end of the year (note 18)	**497,335**	499,148

The notes on pages 38 to 63 form part of these financial statements.

notes to the financial statements

31 december 2005

These notes form an integral part of the financial statements.

1. PRINCIPAL ACTIVITIES

The principal activities of the Company comprise those of investment holding and the provision of consultancy services.

The principal activities of its subsidiaries comprise those of investment holding, e-business enablement, provision of hospitality solutions, hotel management services, reservation services, insurance sales and risk management services, accounting and payroll services and procurement services.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial year are set out in note 11 on the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (HKFRSs), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (HKASs) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (HKICPA), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs for the current and prior accounting periods reflected in these financial statements is provided in note 3.

(b) Basis of Preparation of the Financial Statements

The consolidated financial statements for the year ended 31 December 2005 comprise the Company and its subsidiaries (together referred to as the "Group").

The measurement basis used in the preparation of the financial statements is the historical cost basis except for investments in securities which are stated at their fair value.

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(c) Subsidiaries

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(c) Subsidiaries (cont'd)

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(i)).

(d) Goodwill

Goodwill represents the excess of the cost of a business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 2(i)).

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination is recognised immediately in profit or loss.

(e) Property, Plant and Equipment

Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(i)).

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in the profit and loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Plant, machinery and equipment (comprising principally furniture and fixtures and office equipment)	– 6% to 33.33%
Motor vehicles	– 20%

Both the useful life of an asset and its residual value, if any, are reviewed annually.

(f) Intangible Assets (other than Goodwill)

Intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortisation (where the estimated useful life is other than indefinite) and impairment losses (see note 2(i)).

Amortisation of intangible assets is charged to the profit and loss on a straight-line basis over the assets' estimated useful lives unless such lives are indefinite. Trademarks are amortised over their estimated useful lives of 15 years.

Both the period and method of amortisation and any conclusion that the useful life of an intangible asset is indefinite are reviewed annually.

notes to the financial statements

31 december 2005

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(g) *Other Investments in Equity Securities*

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries are as follows:

Investments in securities are initially stated at fair value. At each balance sheet date, the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss.

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 2(i)).

Investments are recognised / derecognised on the date the Group and / or the Company commits to purchase / sell the investments or they expire.

(h) *Leased Assets*

(i) Classification of assets leased to the Group

Assets that are held by Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

(ii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(i) *Impairment of Assets*

(i) Impairment of investments in equity securities and other receivables

Investments in equity securities and other current and non-current receivables that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

- For unquoted equity securities and current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for current receivables are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for equity securities are not reversed.

- For financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets).

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

notes to the financial statements

31 december 2005

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(i) Impairment of Assets (cont'd)

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- property, plant and equipment;
- intangible assets;
- investments in subsidiaries;
- other investments in securities; and
- goodwill.

If any such indication exists, the asset's recoverable amount is estimated.

- Calculation of recoverable amount

  The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

- Recognition of impairment losses

  An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

- Reversal of impairment losses

  In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

  A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(j) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see note 2(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see note 2(i)).

(k) Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case, they are stated at cost.

notes to the financial statements

31 december 2005

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(m) Employee Benefits

(i) Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, contributions to defined contribution plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(n) Liability for Unpaid Insurance Claims

Liability for unpaid insurance claims are based on claims filed and estimates for claims incurred but not reported.

(o) Income Tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

notes to the
financial statements
31 december 2005

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(o) Income Tax (cont'd)

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  - the same taxable entity; or

  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(p) Revenue Recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit or loss as follows:

(i) Revenue arising from hotel management services, reservation distribution and payroll services is recognised when the relevant services are delivered.

(ii) Revenue arising from insurance and risk management services, where the Group acts as an agent and does not assume underwriting risk, is recognised based on the net amount retained or the amount billed to the customer less the amount paid to suppliers.

(iii) Revenue arising from insurance and risk management services, where the Group assumes underwriting risks, is recognised on a straight-line basis over the term of the insurance policy.

(iv) Interest income is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(v) Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(q) Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date and transactions in foreign currencies during the year are translated at the foreign exchange rates ruling on the transaction dates. Exchange gains and losses are recognised in the profit or loss.

Assets and liabilities of foreign operations are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date while the results are translated into Hong Kong dollars at the average exchange rates for the year. Exchange differences arising thereon are taken directly to reserves.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

notes to the financial statements

31 december 2005

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(r) Related Parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and / or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(s) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include trade receivables and property, plant and equipment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise tax balances.

3. CHANGES IN ACCOUNTING STANDARDS

The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after 1 January 2005.

The accounting policies of the Group and / or Company after the adoption of these new and revised HKFRSs have been summarised in note 2. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

The Group has not applied any new standards or interpretation that is not yet effective for the current accounting period (see note 29).

(a) Changes in presentation (HKAS 1, Presentation of financial statements)

Minority interests (HKAS 1, Presentation of financial statements and HKAS 27, Consolidated and separate financial statements)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the profit and loss account as a deduction before arriving at the profit attributable to shareholders (the equity shareholders of the Company).

notes to the financial statements

31 december 2005

3. CHANGES IN ACCOUNTING STANDARDS (cont'd)

(a) Changes in presentation (HKAS 1, Presentation of financial statements) (cont'd)

With effect from 1 January 2005, in order to comply with HKAS 1 and HKAS 27, the Group has changed its accounting policy relating to presentation of minority interests. Under the new policy, minority interests are presented as part of equity, separately from interests attributable to the equity shareholders of the Company. Further details of the new policy are set out in note 2(c). These changes in presentation have been applied retrospectively with comparatives restated.

(b) Definition of related parties (HKAS 24, Related party disclosures)

As a result of the adoption of HKAS 24, *Related party disclosures*, the definition of related parties as disclosed in note 2(r) has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/ or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group. The clarification of the definition of related parties has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period, as compared to those that would have been reported had SSAP 20, Related party disclosures, still been in effect.

4. TURNOVER

Turnover of the Group comprises revenue from hospitality-related operations, dividend income and interest income. The amount of each significant category of revenue recognised in turnover during the year is as follows:

	2005 HK$'000	**2004 HK$'000**
Hospitality related services	**63,653**	62,210
Investment holding	**20,865**	9,937
	84,518	72,147

Included in turnover above is:

	2005 HK$'000	**2004 HK$'000**
Dividend income from listed securities	**1,853**	589
Dividend income from unlisted securities	**3,600**	3,330
Interest income from financial institutions	**15,412**	6,018

5. OTHER NET (EXPENSES) / INCOME

	2005 HK$'000	**2004 HK$'000**
Exchange (loss)/gain (net)	**(8,738)**	4,804
Profit/(loss) on sale of property, plant & equipment (net)	**458**	(9)
Net unrealised (loss)/gain on stating trading securities at fair value	**(3,527)**	20,250
Others	**-**	874
	(11,807)	25,919

notes to the financial statements
31 december 2005

6. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging/(crediting):

	The Group	
	2005	2004
	HK$'000	HK$'000
(a) Staff costs		
Contributions to defined contribution plan	**445**	772
Salaries, wages and other benefits	**29,502**	31,846
	29,947	32,618

(b) Other items

	The Group	
	2005	2004
	HK$'000	HK$'000
Amortisation of intangible assets	**65**	70
Auditors' remuneration		
- audit services:		
- *current year*	**707**	670
- overprovision in respect of prior year	**–**	(5)
- tax services	**48**	47
- other services	**399**	382
Depreciation of property, plant and equipment	**1,355**	1,630
Impairment losses on trade receivables	**287**	1,601
Operating lease charges: minimum lease payments		
- property rentals	**985**	936

7. TAXATION

	The Group	
	2005	2004
	HK$'000	HK$'000
(a) Taxation in the consolidated profit and loss account represents:		
Current tax		
Hong Kong Profits Tax		
- overprovision in respect of prior years	**–**	(15)
	–	(15)

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	2005	2004
	HK$'000	HK$'000
Profit before taxation	**7,370**	27,354
Income tax using Hong Kong tax rates	**1,290**	4,787
Tax effect of non-taxable income	**(4,135)**	(6,437)
Tax effect on non-deductible expenses	**3,653**	1,275
Effect of tax rates in foreign jurisdictions	**2,058**	1,125
Current year's deferred tax assets not recognised	**838**	1,041
Utilisation of deferred tax assets not recognised in prior years	**(3,704)**	(1,791)
Overprovision in respect of prior years	**–**	(15)
Actual tax credit	**–**	(15)

notes to the
financial statements
31 december 2005

7. TAXATION (cont'd)

(c) Taxation in the balance sheet represents:

	The Group		The Company	
	2005	**2004**	**2005**	**2004**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Balance of Hong Kong Profits Tax provision relating to prior years	**1,025**	1,025	**1,025**	1,025

The provision for Hong Kong profits tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profits for the year ended 31 December 2005. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

(d) Deferred tax assets not recognised:

The following temporary differences have not been recognised:

	The Group		The Company	
	2005	**2004**	**2005**	**2004**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Deductible temporary differences	**10,003**	15,148	**1,038**	848
Tax losses	**70,705**	70,710	**21,425**	17,425
	80,708	85,858	**22,463**	18,273

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the Group and the Company can utilise the benefits. Tax losses amounting to HK$49,280,000 (2004: HK$53,285,000) expire 20 years from the year the tax losses were incurred. The remaining tax losses of HK$21,425,000 (2004: HK$17,425,000) do not expire under the respective countries' tax legislations.

8. PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

Profit after taxation to the extent of HK$12,260,000 (2004: HK$21,599,000) has been dealt with in the Company's financial statements.

9. DIVIDENDS

	2005	**2004**
	HK$'000	**HK$'000**
(a) Dividends payable to equity shareholders of the Company attributable to the year		
Final dividend proposed after the balance sheet date of HK3 cents per share (2004: HK3 cents per share)	**11,494**	11,494

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

notes to the financial statements

31 december 2005

9. DIVIDENDS (cont'd)

(b) Dividends attributable to the previous financial year, approved and paid during the year

	2005 HK$'000	2004 HK$'000
Final dividend in respect of the previous financial year, approved and paid during the year, of HK3 cents per share (2004: HK3 cents per share)	**11,494**	11,494

10. EARNINGS PER SHARE

(a) Basic Earnings Per Share

In the current financial year, the calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of HK$5,392,000 (2004: HK$26,519,000) and 383,125,524 (2004: 383,125,524) ordinary shares in issue during the year.

(b) Diluted Earnings Per Share

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the financial year.

11. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Investment holding: The activities of investing.
Hospitality related services: The provision of e-business enablement, hospitality solutions, hotel management services, hotel reservation services, insurance sales and risk management services, and payroll services and procurement services.

	Investment Holding		Hospitality Related Services		Consolidated	
	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000
Revenue from external customers	**20,865**	9,937	**63,653**	62,210	**84,518**	72,147
Profit before taxation	**(2,762)**	22,572	**10,132**	4,782	**7,370**	27,354
Income tax					**–**	15
Profit after taxation					**7,370**	27,369
Depreciation and amortisation for the year	**957**	1,133	**463**	567	**1,420**	1,700
Segment assets	**591,984**	608,223	**50,434**	39,302	**642,418**	647,525
Segment liabilities	**5,913**	7,930	**17,658**	16,293	**23,571**	24,223
Unallocated liabilities					**1,025**	1,025
Total liabilities					**24,596**	25,248
Capital expenditure incurred during the year	**2,734**	18	**1,079**	67	**3,813**	85

notes to the financial statements

31 december 2005

11. SEGMENT REPORTING (cont'd)

Geographical segments

The Group's investing activities are mainly carried out in Hong Kong and Singapore. The hospitality related services are carried out by the subsidiaries based in the United States.

In presenting information on the basis of geographical segments, segment revenue, in relation to investment holding is based on the geographical location of investments and segment revenue in relation to hospitality related services is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	Hong Kong		**United States**		**Singapore**		**Consolidated**	
	2005 HK$'000	**2004 HK$'000**	**2005 HK$'000**	**2004 HK$'000**	**2005 HK$'000**	**2004 HK$'000**	**2005 HK$'000**	**2004 HK$'000**
Revenue from external customers	**15,941**	7,982	**64,114**	58,883	**4,463**	5,282	**84,518**	72,147
Segment assets	**432,622**	450,070	**51,594**	38,725	**158,202**	158,730	**642,418**	647,525
Capital expenditure incurred during the year	**2,734**	–	**1,063**	67	**16**	18	**3,813**	85

12. PROPERTY, PLANT AND EQUIPMENT

(a) The Group

	Plant, Machinery & Equipment HK$'000	**Motor Vehicles HK$'000**	**Total HK$'000**
Cost			
At 1 January 2004	11,932	5,900	17,832
Exchange difference	12	–	12
Additions	85	–	85
Disposals	–	(755)	(755)
At 31 December 2004	12,029	5,145	17,174
At 1 January 2005	12,029	5,145	17,174
Exchange difference	(11)	–	(11)
Additions	1,079	2,734	3,813
Disposals	(488)	(2,793)	(3,281)
At 31 December 2005	12,609	5,086	17,695
Accumulated depreciation			
At 1 January 2004	10,414	2,163	12,577
Exchange difference	9	–	9
Charge for the year	721	909	1,630
Disposals	–	(388)	(388)
At 31 December 2004	11,144	2,684	13,828
At 1 January 2005	11,144	2,684	13,828
Exchange difference	(9)	–	(9)
Charge for the year	588	767	1,355
Disposals	(488)	(1,776)	(2,264)
At 31 December 2005	11,235	1,675	12,910
Net Book Value			
At 31 December 2005	1,374	3,411	4,785
At 31 December 2004	885	2,461	3,346

notes to the financial statements

31 december 2005

12. PROPERTY, PLANT AND EQUIPMENT (cont'd)

(b) The Company

	Plant, Machinery & *Equipment* HK$'000	Motor *Vehicles* HK$'000	*Total* HK$'000
Cost			
At 1 January 2004	2,938	5,900	8,838
Additions	18	–	18
Disposals	–	(755)	(755)
At 31 December 2004	2,956	5,145	8,101
At 1 January 2005	2,956	5,145	8,101
Additions	16	2,734	2,750
Disposals	–	(2,793)	(2,793)
At 31 December 2005	2,972	5,086	8,058
Accumulated depreciation			
At 1 January 2004	2,506	2,163	4,669
Charge for the year	224	909	1,133
Disposals	–	(388)	(388)
At 31 December 2004	2,730	2,684	5,414
At 1 January 2005	2,730	2,684	5,414
Charge for the year	190	767	957
Disposals	–	(1,776)	(1,776)
At 31 December 2005	2,920	1,675	4,595
Net Book Value			
At 31 December 2005	52	3,411	3,463
At 31 December 2004	226	2,461	2,687

13. INTANGIBLE ASSETS

	The Group Trademarks HK$'000
Cost	
At 1 January 2004	1,026
Exchange difference	4
At 31 December 2004	1,030
At 1 January 2005	1,030
Exchange difference	1
At 31 December 2005	1,031
Amortisation and Impairment Losses	
At 1 January 2004	553
Charge for the year	70
At 31 December 2004	623
At 1 January 2005	623
Charge for the year	65
At 31 December 2005	688
Net Book Value	
At 31 December 2005	343
At 31 December 2004	407

The amortisation charge for the year is included in "administrative expenses" in the consolidated profit and loss account.

14. INTERESTS IN SUBSIDIARIES

	The Company	
	2005 HK$'000	**2004 HK$'000**
Unlisted shares, at cost	**220,860**	220,860
Less:		
Impairment losses at 1 January and 31 December	**62,119**	80,119
	158,741	140,741

In prior years, in view of losses incurred by a subsidiary, the Company assessed the recoverable amount of the subsidiary. Based on this assessment, the carrying amount of this subsidiary was written down by HK$80,119,000. In 2005, following improvements in the subsidiary's results, the Company reassessed its estimates and HK$18,000,000 of the impairment loss initially recognised was reversed.

notes to the financial statements

31 december 2005

14. INTERESTS IN SUBSIDIARIES (cont'd)

	Note	The Company 2005 HK$'000	2004 HK$'000
Non-current:			
Loan owing to a subsidiary		–	(63)
Current:			
Amounts owing by subsidiaries	18	**411**	533

The amounts owing by/(to) subsidiaries are interest-free, unsecured and are repayable on demand. In 2004, the loan owing to a subsidiary was interest-free, unsecured and had no fixed terms of repayment.

Details of the Group's significant interests in subsidiaries as at 31 December 2005 are as follows:

Company Name/ Principal Activities	Place of Incorporation and Operation	Particulars of Issued and Paid Up Capital	Group's Effective Holding %	Proportion of Equity Interest Held by Company %	Held by Subsidiary %
Principal direct and indirect subsidiaries					
SWAN Holdings Limited (Investment holding)	Bermuda	33,345,333 shares of US$1 each	85	85	–
SWAN USA, Inc. (Holding company)	United States of America	100 common stocks of US$0.01 each	85	–	100
Richfield Hospitality Inc. (Investment holding and provision of hospitality related services)	United States of America	10,000,000 common stocks of US$0.01 each	85	–	100
Sceptre Hospitality Resources Inc. (Provision of reservation system services)	United States of America	100 common stocks of US$0.01 each	85	–	100
SWAN Risk Services Limited (Provision of risk management services)	Bermuda	120,000 ordinary shares of US$1 each	85	–	100

15. AFFILIATED COMPANIES

The amounts owing by/(to) affiliated companies as set out in note 17 and note 19 are unsecured, interest-free and are repayable on demand.

Affiliated companies comprise subsidiaries of the holding company.

notes to the financial statements

31 december 2005

16. OTHER FINANCIAL ASSETS

	The Group		The Company	
	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000
Trading securities (at market value)				
Equity securities				
Listed outside Hong Kong				
- fellow subsidiary	**54,739**	59,781	**54,739**	59,781
Other securities				
- unlisted	**63,309**	58,951	**59,771**	57,965
	118,048	118,732	**114,510**	117,746

Included in other financial assets are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
	2005 '000	2004 '000	2005 '000	2004 '000
United States Dollar	**USD5,082**	USD4,957	**USD5,082**	USD4,957
Sterling Pound	**GBP4,078**	GBP3,994	**GBP4,078**	GBP3,994

Included in other financial assets is an amount of HK$3,538,000 (2004: HK$986,000) relating to investment securities held in respect of the Group's deferred compensation plan (see note 26).

17. TRADE AND OTHER RECEIVABLES

	The Group		The Company	
	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000
Trade receivables less impairment losses	**12,402**	16,662	**2,588**	4,437
Other receivables, deposits and prepayments	**2,591**	2,603	**1,835**	1,635
Amounts owing by subsidiaries (Note 14)	**–**	–	**411**	533
Amounts owing by affiliated companies (Note 15)	**3,314**	3,297	**391**	709
Dividend receivable	**3,600**	3,330	**3,600**	3,330
	21,907	25,892	**8,825**	10,644

All of the trade and other receivables are expected to be recovered within one year.

notes to the financial statements

31 december 2005

17. TRADE AND OTHER RECEIVABLES (cont'd)

The aging analysis of trade receivables (net of impairment losses) is as follows:

	The Group		The Company	
	2005	2004	2005	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Current	**3,986**	6,702	**–**	2,061
1 to 3 months overdue	**2,976**	4,010	**112**	54
More than 3 months overdue but less than 12 months overdue	**5,440**	5,950	**2,476**	2,322
	12,402	16,662	**2,588**	4,437

The Group's credit policy is set out in note 21.

Included in trade and other receivables are following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
	2005	2004	2005	2004
	'000	'000	'000	'000
United States Dollar	**USD163**	USD294	**USD163**	USD294
Sterling Pound	**GBP106**	GBP151	**GBP106**	GBP151

18. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2005	2004	2005	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Deposits with banks and other financial institutions	**457,817**	470,509	**307,413**	323,951
Cash at bank and in hand	**39,518**	28,639	**6,693**	5,377
	497,335	499,148	**314,106**	329,328

The weighted average effective interest rates per annum at the balance sheet date are as follows:

The Group

	2005		2004	
	HK$'000	%	HK$'000	%
Cash and cash equivalents denominated in:				
- Hong Kong Dollar	**4,900**	**1.32**	**2,853**	–
- Singapore Dollar	**758**	**0.07**	**2,955**	0.13
- United States Dollar	**420,068**	**3.79**	**418,371**	2.09
- Sterling Pound	**71,609**	**4.38**	**74,969**	4.50
	497,335		**499,148**	

The Company

	2005		2004	
	HK$'000	%	HK$'000	%
Cash and cash equivalents denominated in:				
- Hong Kong Dollar	**4,900**	**1.32**	**2,853**	–
- Singapore Dollar	**758**	**0.07**	**2,955**	0.13
- United States Dollar	**236,839**	**3.93**	**248,551**	2.19
- Sterling Pound	**71,609**	**4.38**	**74,969**	4.50
	314,106		**329,328**	

Interest rates will be repriced within one year.

18. CASH AND CASH EQUIVALENTS (cont'd)

Included in cash and cash equivalents are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
	2005	**2004**	**2005**	**2004**
	'000	**'000**	**'000**	**'000**
United States Dollar	**USD54,145**	USD53,628	**USD30,528**	USD31,778
Sterling Pound	**GBP5,335**	GBP5,009	**GBP5,335**	GBP5,009
Singapore Dollar	**SGD163**	SGD741	**SGD163**	SGD741

19. TRADE AND OTHER PAYABLES

	The Group		The Company	
	2005	**2004**	**2005**	**2004**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Trade payables	**1,574**	3,075	**992**	1,504
Other payables and accrued charges	**21,964**	21,032	**7,491**	9,101
Amounts owing to affiliated companies (Note 15)	**33**	116	**34**	116
	23,571	24,223	**8,517**	10,721

All of the trade and other payables are expected to be settled within one year. All trade payables are due within 1 month or on demand.

Included in trade and other payables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
	2005	**2004**	**2005**	**2004**
	'000	**'000**	**'000**	**'000**
United States Dollar	**USD98**	USD133	**USD98**	USD133
Sterling Pound	**GBP9**	GBP11	**GBP9**	GBP11
Singapore Dollar	**SGD24**	SGD65	**SGD24**	SGD65

The percentage of purchases for the year attributable to the Group's five largest suppliers combined was about 99% (2004: 82%) and the largest supplier included therein accounted for approximately 53% (2004: 44%).

20. CAPITAL AND RESERVES

(a) ***The Group***

	Attributable to equity shareholders of the Company					
				(a)	(b)	(a+b)
	Share Capital	**Exchange Reserve**	**Revenue Reserve**	**Total**	**Minority Interests**	**Total Equity**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**	**HK$'000**	**HK$'000**
At 1 January 2004	383,126	(524)	198,251	580,853	25,212	606,065
Dividends approved in respect of the previous financial year (Note 9(b))	–	–	(11,494)	(11,494)	–	(11,494)
Profit for the year	–	–	26,519	26,519	850	27,369
Exchange differences on translation of financial statements of foreign subsidiaries	–	286	–	286	51	337
At 31 December 2004	383,126	(238)	213,276	596,164	26,113	622,277

notes to the financial statements

31 december 2005

20. CAPITAL AND RESERVES (cont'd)

(a) The Group (cont'd)

	Attributable to equity shareholders of the Company					
				(a)	(b)	(a+b)
	Share Capital HK$'000	**Exchange Reserve HK$'000**	**Revenue Reserve HK$'000**	**Total HK$'000**	**Minority Interests HK$'000**	**Total Equity HK$'000**
At 1 January 2005	383,126	(238)	213,276	596,164	26,113	622,277
Dividends approved in respect of the previous financial year (Note 9(b))	–	–	(11,494)	(11,494)	–	(11,494)
Profit for the year	–	–	5,392	5,392	1,978	7,370
Exchange differences on translation of financial statements of foreign subsidiaries	–	(281)	–	(281)	(50)	(331)
At 31 December 2005	383,126	(519)	207,174	589,781	28,041	617,822

(b) The Company

	Share Capital HK$'000	**Revenue Reserve HK$'000**	**Total HK$'000**
At 1 January 2004	383,126	196,106	579,232
Dividends approved in respect of the previous financial year (Note 9(b))	–	(11,494)	(11,494)
Profit for the year	–	21,599	21,599
At 31 December 2004	383,126	206,211	589,337
At 1 January 2005	383,126	206,211	589,337
Dividends approved in respect of the previous financial year (Note 9(b))	–	(11,494)	(11,494)
Profit for the year	–	12,260	12,260
At 31 December 2005	383,126	206,977	590,103

(c) Share Capital

(i) Authorised and issued share capital

	The Company			
	2005		2004	
	No. of shares	**HK$'000**	**No. of shares**	**HK$'000**
Authorised:				
Ordinary shares of HK$1 each	**2,720,615,042**	**2,720,615**	2,720,615,042	2,720,615

	The Company			
	2005		2004	
	No. of shares	**HK$'000**	**No. of shares**	**HK$'000**
Issued and fully paid:				
Ordinary shares of HK$1 each	**383,125,524**	**383,126**	383,125,524	383,126

20. CAPITAL AND RESERVES (cont'd)

(c) Share Capital (cont'd)

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

(ii) Share Option Scheme

In 2005, a new Share Option Scheme (the "2005 Scheme") for eligible persons, including employees (including the executive directors) and non-executive directors of the Company and its associates, was adopted by the Company on 27 April 2005 ("Adoption Date"). Under the 2005 Scheme, the maximum number of shares that may be granted by the Directors shall not exceed 10% of the share capital of the Company in issue at the Adoption Date unless the Company obtains a fresh approval from its Shareholders. The maximum number of Shares which may be issued upon exercise of all outstanding options and yet to be exercised under the 2005 Scheme and any other option scheme(s) of the Company shall not in aggregate exceed 30% of the Shares in issue from time to time. The subscription price of shares under the 2005 Scheme shall not be less than the highest of: (i) the official closing price of the Shares as stated in daily quotations sheet of the Stock Exchange on the Offer Date; (ii) the average of the official closing price of the Shares as stated in daily quotations sheets of the Stock Exchange for the 5 business days immediately preceding the Offer Date; and (iii) the nominal value of a Share.

An Executive Share Option Scheme (the "1997 Scheme") for executives and/or employees (including the executive directors) of the Company and its subsidiaries was adopted by the Company on 11 June 1997. Under the 1997 Scheme, the maximum number of shares that may be granted by the Directors shall not exceed 10% of the share capital of the Company in issue on the date of granting any option. The subscription price of shares under the Scheme will be equivalent to 80% of the average of the last dealt prices of shares on the Hong Kong Stock Exchange on the five trading days immediately preceding the date of grant of the option or the nominal value of the shares, whichever is greater. The 1997 Scheme adopted by the Company on 11 June 1997 was terminated upon the 2005 Scheme becoming effective.

Throughout the financial year, no share option was granted and outstanding.

(d) Exchange Reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policy set out in note 2(q).

(e) Distributability of Reserves

At 31 December 2005, the aggregate amount of reserves available for distribution to equity shareholders of the Company was HK$206,977,000 (2004: HK$206,211,000). After the balance sheet date, the directors proposed a final dividend of HK3 cents per ordinary share (2004: HK3 cents per share), amounting HK$11,494,000 (2004: HK$11,494,000). This dividend has not been recognised as a liability at the balance sheet date.

notes to the financial statements

31 december 2005

21. FINANCIAL INSTRUMENTS

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group's business. These risks are limited by the Group's financial management policies and practices described below.

Credit risk

The Group's credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 1 month from the date of billing. Debtors with balances that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

At the balance sheet date, the Group has a certain concentration of credit risk as 5% (2004: 3%) and 9% (2004: 6%) of trade receivables (net of impairment losses) was due from the Group's largest customer and the five largest customers respectively.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

Liquidity risk

Individual operating entities within the Group are responsible for their own cash management, including the short term investment of cash surpluses. The Group's policy is to regularly monitor current and expected liquidity requirements, to ensure that it maintains sufficient reserves of cash and readily realisable marketable securities to meet its liquidity requirements in the short and longer term.

Interest rate risk

The Group is affected by changes in interest rates due to the impact such changes have on interest on fixed deposits. Note 18 contains information about the effective interest rates and the repricing period of the Group's cash and cash equivalents.

Foreign currency risk

The Group incurs foreign currency risk in the countries where the Group has fixed deposits and investments denominated in foreign currencies and foreign operations. The Group is also exposed to foreign currency risk through sales and purchases that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are Sterling Pound, United States Dollar and Singapore Dollar.

In respect of other trade receivables and payables held in currencies other than the functional currency of the operations to which they relate, the Group ensures that the net exposure is kept to an acceptable level.

Sensitivity analysis

In managing interest rate and foreign currency risks the Group aims to reduce the impact of short-term fluctuations on the Group's earnings. Over the longer term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

At 31 December 2005, it is estimated that a general increase of one percentage point in interest rates would increase the Group's profit before tax by approximately HK$4,962,000 (2004: HK$4,880,000) so far as the effect on interest-bearing financial instruments is concerned.

Estimation of fair values

Securities

The fair values of investments in securities are based on quoted market prices at the balance sheet date without any deduction for transaction costs.

Other financial assets and liabilities

The notional amounts of financial assets and liabilities with maturity of less than one year (including trade and other receivables, cash and cash equivalents and trade and other payables) are assumed to approximate their fair values.

notes to the financial statements

31 december 2005

22. MATERIAL RELATED PARTY TRANSACTIONS

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions:

	The Group	
	2005	**2004**
	HK$'000	**HK$'000**
Affiliated companies		
Dividend income	**1,853**	590
Reimbursement of payroll costs	**344**	695
Rental income	**-**	17
Income from provision of hospitality and other related services	**21,734**	21,586
Sale of motor vehicle	**-**	357

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company's directors as disclosed in note 24 and certain of the highest paid employees as disclosed in note 25, is as follows:

	The Group	
	2005	**2004**
	HK$'000	**HK$'000**
Short-term employee benefits	**4,280**	4,297

Total remuneration is included in "staff costs" (see note 6).

23. COMMITMENTS

At 31 December 2005, the total future minimum lease payments under a non-cancellable operating lease in respect of an office space are payable as follows:

	The Group	
	2005	**2004**
	HK$'000	**HK$'000**
Within 1 year	**921**	479
After 1 year but within 5 years	**3,947**	-
	4,868	479

The above lease expires in November 2011 and the Group has the option to renew the lease for an additional five-year term prior to the end of the lease term. The lease does not include any contingent rental.

notes to the financial statements

31 december 2005

24. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	Directors' fees HK$'000	Salaries, Allowances and Benefits in Kind HK$'000	Discretionary bonuses HK$'000	Retirement Scheme Contributions HK$'000	Total HK$'000
2005					
Executive Directors					
Kwek Leng Beng	750	–	–	–	750
Vincent Yeo Wee Eng	100	1,100	254	29	1,483
Kwek Leng Joo	200	–	–	–	200
Kwek Leng Peck	200	–	–	–	200
Gan Khai Choon	200	–	–	–	200
Lawrence Yip Wai Lam	100	–	–	–	100
Non-Executive Directors					
Wong Hong Ren	200	371	–	–	571
Hon. Chan Bernard Charnwut	194	–	–	–	194
Independent Non-Executive Directors					
Dr. Lo Ka Shui	100	–	–	–	100
Lee Jackson @ Li Chik Sin	288	–	–	–	288
Teoh Teik Kee	194	–	–	–	194
	2,526	1,471	254	29	4,280
2004					
Executive Directors					
Kwek Leng Beng	750	–	–	–	750
Vincent Yeo Wee Eng	100	1,123	265	30	1,518
Kwek Leng Joo	200	–	–	–	200
Kwek Leng Peck	200	–	–	–	200
Gan Khai Choon	200	–	–	–	200
Lawrence Yip Wai Lam	100	120	–	–	220
Non-Executive Directors					
Wong Hong Ren	200	378	–	–	578
Hon. Chan Bernard Charnwut	194	–	–	–	194
Independent Non-Executive Directors					
Dr. Lo Ka Shui	100	–	–	–	100
Lee Jackson @ Li Chik Sin	288	–	–	–	288
Teoh Teik Kee	49	–	–	–	49
	2,381	1,621	265	30	4,297

notes to the financial statements

31 december 2005

25. INDIVIDUAL WITH HIGHEST EMOLUMENTS

Of the five individuals with the highest emoluments, three (2004: three) are directors whose emoluments are disclosed in note 24. The aggregate of the emoluments in respect of the other two (2004: two) individuals are as follows:

	2005 HK$'000	2004 HK$'000
Salaries and other emoluments	**1,375**	1,219
Discretionary bonuses	**116**	141
Retirement scheme contributions	**55**	63
	1,546	1,423

The emoluments of the two (2004: two) individuals with the highest emoluments are within the following band:

	2005	2004
HK$Nil - HK$1,000,000	**2**	2

26. EMPLOYEE RETIREMENT BENEFITS

In United States, the Group operates a defined contribution plan. Under this plan, employees may elect to contribute a percentage of their regular compensation to the plan and to direct the distribution of these amounts among the plan's investment options. The Group matches 50% of each employee's contributions up to a maximum of 6% of the employee's annual base compensation.

In addition, the Group has a deferred compensation plan (the "Plan"). Under this Plan, participants may defer annual amounts which are computed as a percentage of the participant's base compensation. These amounts plus earnings, as defined under the Plan, will be paid to the participant, generally at retirement. The Group matches 50% of each employee's contributions up to a maximum of 6% of the employee's base compensation. At the balance sheet date, approximately HK$3,538,000 (2004: HK$986,000) has been included in other financial assets (see note 16).

27. IMMEDIATE AND ULTIMATE HOLDING COMPANIES

The immediate holding company at 31 December 2005 is City Developments Limited. The Directors consider the ultimate holding company at 31 December 2005 to be Hong Leong Investment Holdings Pte. Ltd.. Both companies are incorporated in the Republic of Singapore. The immediate holding company produces financial statements available for public use.

28. COMPARATIVE FIGURES

Certain comparative figures have been reclassified as a result of the change in accounting policies. Further details are disclosed in note 3.

notes to the financial statements

31 december 2005

29. POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2005

Up to the date of issue of these financial statements, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ended 31 December 2005 and which have not been adopted in these financial statements:

	Effective for accounting periods beginning on or after
HKFRS 6, Exploration for evaluation of mineral resources	1 January 2006
HK(IFRIC) 4, Determining whether an arrangement contains a lease	1 January 2006
HK(IFRIC) 5, Rights to interests arising from Decommissioning, restoration and environmental rehabilitation funds	1 January 2006
HK(IFRIC) 6, Liabilities arising from participating in a specific market – Waste electrical and electronic equipment	1 December 2005
HK(IFRIC) 7, Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies	1 March 2006
Amendments to HKAS 19, Employee benefits – Actuarial Gains and losses, group plans and disclosures	1 January 2006
Amendments to HKAS 21, The effect of changes in foreign exchange rates – Net investments in a foreign operation	1 January 2006
Amendments to HKAS 39, Financial instruments: Recognition and measurement:	
- Cash flow hedge accounting of forecast intragroup transactions	1 January 2006
- The fair value option	1 January 2006
- Financial guarantee contracts	1 January 2006
Amendments, as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005, to:	
- HKAS 1, Presentation of financial statements	1 January 2006
- HKAS 27, Consolidated and separate financial statements	1 January 2006
- HKFRS 3, Business combinations	1 January 2006
HKFRS 7, Financial instruments: disclosures	1 January 2007
Amendments to HKAS 1, Presentation of financial statements: capital disclosures	1 January 2007

notes to the financial statements

31 december 2005

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 came into effect on 1 December 2005 and would be first applicable to the Group's financial statements for the period beginning 1 January 2006.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of HKFRS 6, HK(IFRIC) 4, HK(IFRIC) 5, HK(IFRIC) 6, HK(IFRIC) 7, HKAS 19 and the amendments to HKAS 1, HKAS 27 and HKFRS 3 made as a result of the Hong Kong Companies (Amendment) Ordinance 2005 are not applicable to any of the Group's operations and that the adoption of the rest of them is unlikely to have a significant impact on the Group's results of operations and financial position.

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